UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report – April 16, 2007

CHEMOKINE THERAPEUTICS CORP.
(Exact name of registrant as specified in charter)

Delaware	**333-117858**	**33-0921251**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6190 Agronomy Road, Suite 405
University of British Columbia
Vancouver, British Columbia   **V6T 1Z3**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(604) 822-0301**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. <u>Other Events.</u>

On April 16, 2007 Chemokine Therapeutics Corp. ("the Registrant") issued a press release announcing the audited financial and operating results of the year ended December 31, 2006.

ITEM 9.01. <u>Financial Statements and Exhibits.</u>

   a. Not applicable.
   b. Not applicable.
   c. Exhibits.

Exhibit Number	Description of Exhibit
99.1	On April 16, 2007 Chemokine Therapeutics Corp. ("the Registrant") issued a press release announcing the audited financial and operating results of the year ended December 31, 2006.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Chemokine Therapeutics Corp.,
a Delaware corporation

Date: April 16, 2007

By: /s/ *Bashir Jaffer*
Bashir Jaffer,
Chief Financial Officer

Exhibit 99.1



FOR IMMEDIATE RELEASE   **TSX: CTI & OTCBB: CHKT**

**CHEMOKINE THERAPEUTICS ANNOUNCES
2006 FINANCIAL AND OPERATING RESULTS**

Vancouver, BC (April 16, 2007) – Chemokine Therapeutics Corp. (the "Company") (TSX:CTI, OTCBB:CHKT), a biotechnology company developing chemokine-based therapies to treat cancer, blood disorders, and vascular diseases, today announced highlights and the financial and operating results of the year ended December 31, 2006.

2006 Highlights:

- Commencement and continued enrollment of subjects to the Phase Ib/II clinical study of CTCE-9908 to assess the safety and preliminary signs of efficacy of CTCE-9908 after repeated administration in late stage cancer patients.

- Collaborations with several prestigious academic institutions to study the benefits of CTCE-9908 in brain and breast cancers and to study the potential of CTCE-0214 to accelerate the repopulation of stem cells in the bone marrow from human umbilical cord blood.

- Encouraging results from the Phase Ib clinical trial program for CTCE-0214 in stem cell and white blood cell mobilization.

- Demonstration that CTCE-0324 enhances the survival of endothelial cells (essential components of existing blood vessels), stimulates the organization of endothelial cells into coordinated tube-like structures and induces new blood vessel type structures to sprout from pre-existing vessels using cell culture systems.

- Issuance of US Patent "Chemokine Analogs for the Treatment of Human Disease". The patent covers Chemokine analogs that are useful for the treatment of a variety of diseases and disorder including cancer, autoimmune diseases, and inflammation. The Company currently has a portfolio of 64 patents and patent applications that the Company either owns or has licensed around its key products and technologies.

- Strengthening of the Company's management team with the appointment of Dr. Guy Ely to serve as Chief Medical Officer and Mr. Bashir Jaffer to serve as Chief Financial Officer.

- Closing of a CDN$6.9 million private placement which provided further capital to fund the Company's pre-clinical and clinical development.

Subsequent events

- Positive preliminary data and the successful completion of the dose-escalation portion of the Phase Ib/II clinical trial for CTCE-9908, the Company's anti-cancer drug candidate.

- The appointment of C. Richard Piazza as the new Chief Executive Officer.

Financial Results - Audited
(All amounts in U.S. dollars and in accordance with U.S. GAAP unless otherwise specified)

The Company incurred a net loss of $7,507,866 ($0.19 per share) compared to $6,020,166 ($0.19 per share) during the twelve months ended December 31, 2006 and 2005, respectively. The increase in our net loss was principally caused by the increase in research and development expenditures as well as general and administrative expenses as described below.

The Company had no revenues in the twelve months ended December 31, 2006, compared to $275,000 for the twelve months ended December 31, 2005. In fiscal 2005, we recorded revenues of $275,000 from a research collaboration with Proctor & Gamble involving an evaluation of our compounds for cardiovascular applications. The decrease in revenues was due to the one-time nature of the $275,000 payment from Proctor & Gamble under our research collaboration.

Research and development expenses were $4,642,457 during the twelve months ended December 31, 2006, an increase of $945,452 from the $3,697,005 comparative amount recorded in the twelve months ended December 31, 2005. The increase in research and development expenses in fiscal 2006 was primarily attributable to the increased expenses associated with our two lead compounds, CTCE-0214 and CTCE-9908, and our continued efforts with our other early research activities. Research and development expenses include contract research, manufacturing, laboratory supplies, staff salaries and a $100,000 payment to Pharmaceutical Product Development Inc. (PPDI) to re-acquire the rights to our CTCE-0214 compound.

Direct costs for CTCE-0214 were approximately $1,735,000 for the twelve months ended December 31, 2006, compared to $1,874,000 for the twelve months ended December 31, 2005.

The Company recorded direct costs for CTCE-9908 of approximately $1,776,000 for the twelve months ended December 31, 2006, which included costs of preparatory and clinical trial costs for the Phase Ib/II clinical trial currently underway, and related manufacturing of compound. This compares to approximately $1,276,800 for the twelve months ended December 31, 2005.

Research and development expenses are expected to increase in the future as and when we incur costs for clinical trials. Completion dates and completion costs to bring a drug candidate to market vary significantly for each drug candidate given the nature of the clinical trials and the fact that more clinical trials may need to be conducted to advance a drug candidate based upon the results of each phase. In addition, we anticipate partnering with larger pharmaceutical companies to conduct and finance later stage clinical trials and therefore the timing of completion of the approval of a drug will likely not be within our control. Based on these factors we cannot reasonably estimate the completion dates and completion costs required to gain regulatory approval of our compounds for sale. Drug candidates are required to successfully complete Phase III clinical trials before gaining regulatory approval for sale which for our drug candidates is not expected to occur for several years.

General and administrative expenses for the twelve months ended December 31, 2006 were $2,904,595, compared to $2,667,290 for the twelve months ended December 31, 2005. The year over year increase of $237,305 reflects additional salary costs as a result of our adding personnel to support the continued growth in our research and development infrastructure. Other general and administrative expenses included consulting, marketing and promotion expenses incurred for business development.

Interest income was $331,190 for the twelve months ended December 31, 2006 compared with $231,654 for the twelve months ended December 31, 2005. Interest income was primarily interest earned on cash balances and investments which benefited from increasing interest rates.

As of December 31, 2006, we had approximately $6.1 million in cash and cash equivalents and short term investments on hand, compared to approximately $6.3 million as of December 31, 2005, a decrease of $0.2 million. Our working capital at December 31, 2006 was approximately $5.9 million, compared to approximately $6.3 million at December 31, 2005, a decrease of $0.4 million.

We believe that our current funds will be sufficient to fund our operations until January 31, 2008. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our clinical trials or our operations.

About Chemokine Therapeutics Corp. (TSX: CTI, OTCBB: CHKT)
Chemokine Therapeutics is a product-focused biotechnology company developing drugs in the field of chemokines. Chemokines are a class of signaling proteins which play a critical role in the growth, differentiation and maturation of cells necessary for fighting infection as well as tissue repair and regeneration. Chemokines also have an important role in cancer metastasis and growth. Chemokine Therapeutics is a leader in research in the field of chemokines and has several products in various stages of development.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: *Statements in this document regarding managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "intends", "will", "should", "expects", "projects", and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents and other filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.*

For further information contact:

Chemokine Therapeutics Corp.	**Equicom Group**
Mr. Don Evans	Joanna Longo
Director of Public Relations	Investor Relations
Phone: (604) 822-0305 or 1-888-822-0305	Phone: (416) 815-0700 ext. 233
Fax: (604) 822-0302	Fax: (416) 815-0080
E-mail: devans@chemokine.net	E-mail: jlongo@equicomgroup.com
Internet: www.chemokine.net	

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

		December 31,		
		2006		**2005**
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	4,446,668	$	3,719,163
Short term investments		1,642,308		2,627,760
Amounts receivable		60,366		33,214
Prepaid expense and deposits		103,816		154,969
TOTAL CURRENT ASSETS		6,253,158		6,535,106
PROPERTY AND EQUIPMENT, net		332,440		351,438
LICENSE COSTS, net		16,299		23,993
AMOUNT DUE FROM AFFILIATE		253,263		91,783
	$	6,855,160	$	7,002,320
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	377,915	$	253,199
Current portion of capital lease obligation		12,392		11,648
TOTAL CURRENT LIABILITIES		390,307		264,847
CAPITAL LEASE OBLIGATION		8,722		21,157
		399,029		286,004
COMMITMENTS				
STOCKHOLDERS' EQUITY				
PREFERRED STOCK				
Authorized – 6,000,000 shares; par value $ 0.001 per share				
Issued and outstanding shares: December 31, 2006 – Nil; December 31, 2005 – 2,000,000		–		2,000
COMMON STOCK				
Authorized – 100,000,000 shares; par value $ 0.001 per share				
Issued and outstanding shares: December 31, 2006 – 42,183,748; December 31, 2005 – 31,897,206		42,184		31,897
ADDITIONAL PAID-IN CAPITAL		30,957,359		23,717,965
(DEFICIT) ACCUMULATED DURING THE DEVELOPMENT STAGE		(24,543,412)		(17,035,546)
		6,456,131		6,716,316
	$	6,855,160	$	7,002,320

See Edgar or Sedar for accompanying notes.

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		Cumulative from inception on July 15, 1998 to December 31, 2006
	2006	**2005**	
REVENUE	$ –	$ 275,000	$ 275,000
EXPENSES			
Research and development	4,642,457	3,697,005	14,595,725
General and administrative	2,904,595	2,667,290	10,253,596
Stock-based compensation	184,085	289,533	558,119
Amortization of license	7,694	7,694	34,304
Depreciation & amortization of property and equipment	173,350	46,684	346,091
	7,912,181	6,708,206	25,787,835
OTHER INCOME			
Foreign exchange gain	73,125	181,386	366,945
Interest income	331,190	231,654	602,478
NET LOSS	$ (7,507,866)	$ (6,020,166)	$ (24,543,412)
NET LOSS PER COMMON SHARE - BASIC AND DILUTED	$ (0.19)	$ (0.19)	
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	39,606,809	31,605,162	

See Edgar or Sedar for accompanying notes

CHEMOKINE THERAPEUTICS CORP.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,			Cumulative from inception on July 15, 1998 to December 31, 2006
		2006		2005	
CASH FLOW FROM OPERATING ACTIVITIES					
Net loss	$	(7,507,866)	$ (6,020,166)	$	(24,543,412)
Adjustments to reconcile net cash provided (used) by operating activities					
Depreciation and amortization		181,044	54,378		380,395
Common stock issued for consulting services		–	–		1,033,669
Warrants issued for consulting services		–	–		404,842
Options issued for consulting services		–	–		87,968
Stock-based compensation		184,085	289,533		558,119
Decrease (increase) in					
Amounts receivable		(27,152)	(27,654)		(60,366)
Prepaid expense and deposit		51,153	(97,071)		(103,816)
Increase (decrease) in					
Accounts payable and accrued liabilities		124,716	(359,968)		377,915
Deferred revenue		–	(275,000)		–
Cash (used) by operating activities		(6,994,020)	(6,435,948)		(21,864,686)
CASH FLOW FROM FINANCING ACTIVITIES					
Stock issued for cash		7,489,823	2,023,872		31,647,476
Stock issued for settlement of debt		–	–		200,000
Offering costs		(426,228)	(213,682)		(2,974,596)
Net advances (to) from affiliate		(161,480)	(118,105)		(206,445)
Capital lease payment		(11,691)	(1,845)		(13,536)
Cash provided by financing activities		6,890,424	1,690,240		28,652,899
CASH FLOW FROM INVESTING ACTIVITIES					
Cash held by disposed subsidiary		–	–		(4,754)
Purchase of short term investments		(10,185,725)	(6,185,883)		(16,371,608)
Redemption of short term investments		11,171,178	3,558,123		14,729,301
Payment under license agreement		–	–		(50,603)
Purchase of property and equipment		(154,352)	(343,847)		(643,881)
Cash provided (used) by investing activities		831,101	(2,971,607)		(2,341,545)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		727,505	(7,717,315)		4,446,668
CASH AND CASH EQUIVALENTS, beginning of period		3,719,163	11,436,478		–
CASH AND CASH EQUIVALENTS, end of period	$	4,446,668	$ 3,719,163	$	4,446,668

See Edgar or Sedar for accompanying notes.